Filed by Nuveen Virginia Premium Income Municipal Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: Nuveen Virginia Premium Income Municipal Fund

Commission File No. 811-07490

FOR IMMEDIATE RELEASE

ATTENTION: BUSINESS/FINANCIAL EDITORS

MEDIA CONTACT:

KRISTYNA MUÑOZ

(312) 917-8343

KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Closed-End Funds’ Board Approves Fund Mergers

CHICAGO, October 31, 2011— Nuveen Investments, a leading global provider of investment services to institutions as well as high-net-worth and affluent investors, today announced the Board of Trustees of Nuveen’s closed-end funds approved a series of mergers of single-state Nuveen municipal closed-end funds. The mergers are subject to customary conditions, including shareholder approval at the funds’ regular shareholder meeting later this year. The mergers in each of the two respective states are intended to create a single, larger state fund with lower operating expenses as well as the potential for enhanced secondary market trading.

More information on the proposed mergers will be contained in the proxy materials expected to be filed in the coming weeks. The proposed fund mergers are:

Acquired Fund	Symbol	Acquiring Fund	Symbol

• Nuveen Maryland Dividend Advantage Municipal Fund • Nuveen Maryland Dividend Advantage Municipal Fund 2 • Nuveen Maryland Dividend Advantage Municipal Fund 3	NFM NZR NWI	Nuveen Maryland Premium Income Municipal Fund	NMY

• Nuveen Virginia Dividend Advantage Municipal Fund • Nuveen Virginia Dividend Advantage Municipal Fund 2	NGB NNB	Nuveen Virginia Premium Income Municipal Fund	NPV

More information on these and other Nuveen closed-end funds is posted on Nuveen’s web site at www.nuveen.com/cef.

Nuveen Investments provides high quality investment services designed to help secure the long-term goals of institutions, high net worth and affluent investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates - NWQ, Nuveen Asset Management, Santa Barbara,

Symphony, Tradewinds and Winslow Capital. In total, Nuveen Investments had more than $210 billion of assets under management as of June 30, 2011. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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FORWARD LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments; and

•	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen`s web site at www.nuveen.com and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds. The information contained on our web site is not a part of this press release.

Nothing contained in this press release shall constitute an offer for sale of any securities. A joint Proxy Statement/Prospectus relating to each proposed reorganization will be filed with the SEC in the coming weeks and will contain important information relating the reorganization. Shareholders are urged to read each such joint Proxy Statement/Prospectus carefully. After they are filed, free copies of the Proxy Statement/Prospectuses will be available on the SEC’s web site at www.sec.gov.

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